August 31, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Anuja A. Majmudar
        Karina Dorin
Re:    SEC Comment Letter dated August 4, 2022
Stericycle, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 24, 2022
File No. 001-37556
Dear Mses. Majmudar and Dorin:
I am writing in response to the letter of August 4, 2022 conveying the comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the Annual Report on Form 10-K of Stericycle, Inc. (the “Company”) for the fiscal year ended December 31, 2021 (the “Form 10-K”).
For your convenience, I have repeated each of the Staff’s comments before the Company’s response to the comment.
Form 10-K filed February 24, 2022
General

1.We note that you provided more expansive disclosure in your 2021 Corporate Social Responsibility Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2021 Corporate Social Responsibility Report.

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Response
The Company provides disclosure in its SEC filings primarily to satisfy its obligations under the securities laws and provide “material” information to its stockholders and the investing public. Additionally, the Company provides information on its website and in various other public disclosures, including its 2021 Corporate Social Responsibility Report (the “CR Report”) which you referenced, that may be useful or of interest to the Company’s investors, employees, customers, suppliers and the communities in which the Company operates for a variety of reasons. For example, the Company discloses information in the CR Report and elsewhere about its programs and commitments related to global environmental, social and governance topics, including climate, even where those issues may not have a material effect on its business.
For purposes of this question, the Company notes in particular its statement on page 19 of the CR Report that its “materiality assessment was developed specifically to understand and prioritize environmental, social, and governance topics that are critical to the long-term sustainability of [the Company’s] business”; however, “this ESG materiality assessment is not intended to represent materiality as defined by the [SEC].” As a result, issues deemed material for purposes of the CR Report may not be considered material for SEC reporting purposes. Where topics in the CR Report meet the general standards of “materiality” under the securities laws and such disclosure is required, the Company includes the material information about those topics in its SEC filings.
The Company acknowledges and follows the SEC’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010) (“Release No. 33-9106”), as well as the principles-based disclosure rules in Regulation S-K. Even though the specific effects of climate change are not currently material to the Company under the SEC’s applicable disclosure standards, the Company acknowledges the general effects of climate change and also the public interest in the topic, which is one of the reasons the Company discloses information about climate change and other sustainability topics on its website, in the CR Report, and in other public disclosures.
Finally, the Company acknowledges its obligation to continuously review these matters as part of its ongoing disclosure controls and procedures and disclose climate-change related matters in its SEC filings to the extent it determines it is required. At the same time, the Company appreciates the interest many of its stakeholders have in information about climate change, and the Company expects to continue providing information about climate change and other environmental, social, and governance topics through various public disclosures, including its website and the CR Report.

Risk Factors, page 20

2.Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities, credit risks, or technological changes.

Response

The Company’s standard procedures for preparing its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q include multiple processes to identify and consider risks that may affect the Company’s business, financial condition, and results of operations. These processes include reviewing risks identified through the Company’s disclosure controls and procedures (which include a committee process) and enterprise risk management program, reviewing information provided by the Company’s business functions, and a discussion and analysis of the foregoing among the group responsible for the accuracy and completeness of the Company’s filings. These processes are designed to identify the Company’s significant risks, which are then evaluated for possible disclosure in light of their materiality and the applicable disclosure requirements, including Release No. 33-9106 (February 8, 2010).

The “Risk Factors” section of the Form 10-K addresses policy and regulatory changes related to climate change in the following risk factors:

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•“Operational Risks—Risks from our international operations could adversely affect our business, financial condition and results of operations”; and
•“Legal, Regulatory, and Compliance Risks—Requirements of governments, customers and investors for net carbon zero emissions strategies, and the introduction of regulations restricting emissions of ‘greenhouse gases’ aimed to limit climate change, could negatively impact our costs to operate.”

The Company determined that transition risks related to climate change, to the extent that have not been disclosed in the Form 10-K, are not individually material because, while the Company continues to monitor such risks, including through the channels described above, no such risks have had a meaningful qualitative or quantitative impact on the Company’s financial statements for the periods presented in the Form 10-K. For example, the Company’s services rely on a fleet of approximately 5,900 vehicles, and one such transition risk that the Company monitors is the potential impact of governmental regulations requiring the use of electric vehicles and equipment in the transportation industry. To date, such regulations and other transition risks related to climate change, including market trends that may alter business opportunities, credit risks, and technological changes, have not, individually or in the aggregate, been among the Company’s material risks. The Company will continue to monitor the potential effects of transition risks related to climate change and if such risks are considered reasonably likely to have a material effect on its business, financial condition or results of operations, the Company will disclose such risks in future SEC filings as appropriate.

3.Disclose any material litigation risks related to climate change and explain the potential impact to the Company.

Response

The Company regularly reviews pending and threatened litigation and government proceedings in connection with the preparation of its SEC filings. Additionally, the Company regularly monitors trends and material risks to its business, including potential litigation risks. As part of its regular review, the Company has concluded that the risk of climate change-related litigation is not currently a material risk that warrants disclosure in the “Risk Factors” section of its annual or periodic reports.

To date, the Company has not experienced any threatened or actual climate change-related litigation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

4.We note you disclose on page 12 of your Form 10-K that you are optimizing your transportation network to reduce miles driven and overall greenhouse gas impact and that you anticipate modernizing your plant equipment to lessen your overall energy consumption. We also note your disclosure on page 14 of your proxy statement discussing your ESG Progress during 2021 and ESG Objectives for 2022. Please tell us about and quantify past and/or future capital expenditures for climate-related projects for each of the periods for which financial statements are presented in your Form 10-K and those planned for future periods.

Response

Climate-related impacts are some of the many factors the Company considers in its comprehensive approach to determining investments in capital expenditures. Although reducing the number of miles driven is expected to have important environmental benefits in terms of reducing vehicle emissions and reduction in use of fossil fuels, the Company’s primary purposes in undertaking the optimization of its

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transportation network are to reduce costs and improve efficiency. The Company invests in opportunities as it seeks to profitably grow its business, create sustainable long-term value, and maintain current operations and assets.

Certain capital projects from the periods presented in the Form 10-K may decrease operating expenses and/or improve operational efficiency while also lessening the Company’s environmental impact. Examples of this include the optimization of the Company’s transportation network and the modernizing of plant equipment where the environmental benefit was a component of the Company’s investment criteria.

More specifically, during the periods presented in the Form 10-K, capital expenditures included transitions to LED lighting in some Company locations and the purchase of electric forklifts, both of which decrease the Company’s energy consumption and would have been made even if climate was not a focus of the Company because efficiency improves profitability. However, these capital expenditures that improved the Company’s energy efficiency represented approximately 1% of total capital expenditures in each of the reporting periods presented in the Form 10-K, and the Company expects such expenditures to remain in that range for each of the fiscal years 2022 and 2023.

Additional projects in the future may include, but would not be limited to, other projects that will increase energy efficiency and lesson environmental impacts such as solar panels for facilities, energy-efficient waste processing equipment, and more energy-efficient vehicles.

These investments do not significantly differ from other investments the Company makes in the ordinary course of its business. While the Company expects to increase its capital expenditures for energy efficient-related projects into the future, at this time the Company does not expect that these expenditures will be material.

5.To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•increased demand for services that result in lower emissions than competing products;
•increased competition to develop innovative new services that result in lower emissions;
•increased demand for generation and transmission of energy from alternative energy sources; and
•any anticipated reputational risks resulting from operations or services that produce material greenhouse gas emissions.

Response

To date, the Company has not experienced (i) significantly decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources or (ii) significantly increased demand for products or services that result in lower emissions than competing products or services. In California, several county and municipal governments have introduced zero waste to landfill goals; at least one customer has not renewed Regulated Waste and Compliance Services in order to pursue options to avoid landfills. The Company also has not identified any significant changes in competition due to innovative new services that result in lower emissions. The Company is not in the business of generating or transmitting electricity and has thus not experienced any change in demand for such services. Finally, the Company has not identified any material reputational risks resulting from operations or services that produce material greenhouse gas emissions.

The Company’s Legal and Environmental Health and Safety (“EHS”) teams monitor emerging climate-related regulations potentially impacting the Company on an ongoing basis. Such emerging regulations are reviewed frequently to assess the likelihood of occurrence, potential business implications, and the potential for material impact. Specifically, the Company is monitoring regulations related to required emissions reporting, country mandates applied to industries that are related to carbon emissions reductions (for example, the U.K.’s sixth Carbon Budget, which expands the scope of industries covered by the U.K.’s carbon emission reduction goals), and regulations that limit the purchase or use of fossil

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fuel powered vehicles (for example, California’s ban on the sale of gasoline-powered passenger vehicles by 2035 and the announced end of the sale of new gasoline and diesel cars in the U.K. by 2030). However, these and all other climate-related regulations have not had a material impact on the Company to date.

The Company will continue to monitor the indirect consequences of climate-related regulation and business trends and will disclose any material consequences in future SEC filings in accordance with applicable requirements.

6.We note your disclosure on page 30 of your Form 10-K regarding the impact of the physical effects of climate change. If material, discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

•quantification of material weather-related damages to your property or operations;
•potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
•any weather-related impacts on the cost or availability of insurance.

Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

Response

The Company has a diverse geographic presence within the United States and internationally, and its facilities and suppliers vary widely in size and scope. The Company operates 457 facilities worldwide, 303 of which are located throughout the United States and Canada. Additionally, the Company did not have any one customer that accounted for more than 1.5% percent of its consolidated fiscal year 2021 revenue.

While local and regional climate change and weather-related disasters, such as tornados, hurricanes, fires, floods, or snowstorms, have occurred in the United States in the last several years, they have not materially adversely impacted the Company’s financial performance or caused any material damage to the Company’s property or operations. For example, the impact of two weather-related disasters in 2021 (the Texas ice storms and Hurricane Ida) was mitigated by the Company’s ability to rapidly deploy resources from elsewhere in the country and leverage the Company’s large fleet and facility network. These specific weather events caused incremental operating expenditures of approximately $1,000,000 or less than 0.5% of Costs of Revenue. Although comparable events occurred in 2019 and 2020, none were material or exceeded those of 2021.

The Company’s expansive operational network with alternative transportation, treatment and destruction options for customers provides significant logistical flexibility during a weather event. This allows for the rapid redirect of services or operations to alternate locations if the need arises due to severe weather, power outages, or other disruptions. Consequently, weather-related impacts have not and are not expected to materially affect our major customers or suppliers.

During the periods for which financial statements are presented in the Form 10-K, the Company’s aggregate property insurance costs increased less than a half a million dollars, or less than 0.5% of Selling, General and Administrative (“SG&A”) expenses. The Company’s insurers have not indicated how much, if any, of such increase is due to weather-related impacts and the Company has not experienced any substantial difficulty in obtaining insurance due to weather-related impacts.

The Company will continue to monitor the physical effects of climate change on its operations and results and will disclose any material effects in future SEC filings in accordance with applicable requirements.

7.We note your disclosures on pages 16 and 25 of your Form 10-K regarding compliance with environmental laws and regulations. Please tell us about and quantify compliance costs related to

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climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.

Response

As disclosed in the Form 10-K, the Company incurs a variety of compliance-related costs with respect to environmental laws and regulations, including, but not limited to, permits, registrations, and licenses (primarily related to vehicles, processing equipment and incinerators). However, any compliance costs attributable to climate change are not typically determinable based on the information provided by the government agencies responsible for issuing or administrating such permits, registrations, and licenses.

In management’s judgement, the Company considers climate change related compliance costs applicable and separable to the business to include:

•Costs of environmental oversight to ensure the Company is meeting environmental regulations;
•Costs to the business to meet current and transition to future environmental regulations related to greenhouse gas emissions;
•Costs of annual sustainability reporting;
•Costs of climate-related risk assessments; and
•Costs to collect information or data.

To date, these climate change related compliance cost have not been material and represent less than 0.5% of the Company’s total SG&A expenses represented in each of the fiscal years presented in the Form 10-K and the Company expects such cost to remain in that range in each of the fiscal years 2022 and 2023.

8.If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

Response

To date, the Company has not purchased or sold any carbon credits or offsets.

Sincerely,

/s/ Janet H. Zelenka
Janet H. Zelenka
Executive Vice President, Chief Financial Officer
and Chief Information Officer

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